October 16, 2015

Dear Joe:

The following is to confirm the details of the offer of employment to come to work for BMC. As a condition of employment after this offer is accepted, you will be required to pass a criminal background check and the pre-employment drug and alcohol tests.

Position: Executive Vice President Operations, responsible for Field Operations, Supply Chain/Purchasing, and Integration of Stock Building Supply
Reports To: Peter Alexander, Chief Executive Officer.
Salary: $22,916.67 per month ($275,000 annually), which is paid semi-monthly on the 1st and the 16th.
Start Date: On or before November 9, 2015.
Bonus: You will be eligible to participate in the bonus plan for 2016 with a target payout of 60% of salary.
Long Term Incentive Plan (LTIP): You will be eligible to participate in the LTIP. Following the merger, the Compensation Committee will make a determination of the type and amount of an award to be made to you in connection with this new position.
Expenses: You will be reimbursed for reasonable business expenses based on location policy. Details will be provided to you.
Cell Phone: You will be eligible to participate in the company Bring Your Own Device (BYOD) Program and will be reimbursed at a rate of $75.00 per month for your device. The Company cell phone policy and procedures will be provided to you.
Medical Plan: You are eligible to participate in the health plan the first of the month following 60 days of employment. Open Enrollment will be in November 2015 and you will receive packet detailing the plan options.
COBRA Reimbursement: During the waiting period for the BMC Health Plan we will reimburse you the cost of your COBRA benefits through your previous employer minus the cost you would pay for health coverage on our plan. You will be responsible for enrolling in COBRA and submitting a reimbursement request form which will be provided to you under separate cover.
Retirement Plan: The first of the month after you have completed 60 days of service with BMC, you will be eligible to enroll in our 401(k) plan. You must be at least 21 years old to participate. If you do not opt out of the 401(k) Plan within 30 days of your eligibility date, you will be auto enrolled. You will be provided more information regarding 401(k) auto enrollment within 30 days from your date of hire. You can rollover any existing qualified 401(k) funds you may have into our plan at any time after date of hire. BMC currently matches 33% of the first 6% of employee contributions to the Plan.
Other Benefits: You will be entitled to participate in the Highly Technical PTO policy, which starts with an accrual rate of 3 weeks per calendar year. In addition, you will be entitled to the remaining paid holidays for 2015. Other benefits include short-term disability following 60 days of employment as outlined in your employee handbook.
Employment Agreement: You understand that your employment is at will and either you or the Company may terminate the employment relationship at any time with or without cause and with or without notice. None of the provisions herein constitute a guarantee of continued employment or change your "at-will" employment status.

Please indicate your understanding and agreement with the terms of this offer by signing below. If you have any questions, please don't hesitate to give me a call. Joe, we're excited about you joining the BMC team and look forward to our working relationship.

Sincerely,

/s/ Peter Alexander
Peter Alexander
Chief Executive Officer

/s/ Joe Barnes	10/28/2015
Joe Barnes	Date